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                                                       Exhibit 99.1

Remarks of Peter R. Kann,
Chairman and CEO, Dow Jones & Company,
CSFB Media Week Conference,
December 6, 2001


Thanks, Bill.  Good morning, everyone.

My colleagues and I are pleased to be with you here today, not only to talk about the challenges of the recent past and present, but also about the opportunities of the future.

As with most companies, this year has been a difficult one for Dow Jones. Revenues are down, and, despite concerted-and, I think, remarkably successful-efforts to control costs, profits are down even more.

As we stand here today, we would expect fourth quarter earnings to be in line with the consensus estimate.

I wish I could go on and offer you words of assurance about near-term advertising recovery. But we just don't see that yet.

And so, with respect to 2002, we'll wait on guidance until late next month, when we'll be releasing fourth quarter earnings and also presenting our new three-year strategic plan.

The vagaries of the advertising cycle, in fact, have not been the focus of most of my attention in recent months.

Instead, what we've been doing, across our key businesses, is trying to build a foundation for earnings growth and the creation of shareholder value in a better economic climate.
Earlier this year, we outlined to you a four-tier strategy we intended to follow to build value. Let me just remind you what those tiers are:
- Tier One is the aggressive pursuit of organic growth opportunities.

- Tier Two will be the development of new business opportunities that further leverage our leading brands, including The Wall Street Journal and the Dow Jones brand, and our core competencies in business news and information.

- Tier Three is strategic alliances, including acquisitions and partnerships.

- Finally, as we've said, we'll continue to create shareholder value through share repurchase when this makes financial sense.

I want today to focus on considerable progress we've made in first-tier work, ranging from The Wall Street Journal to WSJ.com to our Ottaway community newspapers.








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We've said before that changes were coming next year to The Wall Street
Journal. Those changes build on the four-year, $226 million project we've now completed to add additional color and page capacity to the Journal. That project came in on time and under budget. So today we're finally in a position to begin to tell you about the payoff on that investment.


- First, the additional color and page capacity-taking us from a maximum paper size of 80 pages to 96, and from eight color pages, to 24 pages, or one-quarter of the total-will go on-stream on January 2, 2002.

- Second, we are announcing today that an expanded and redesigned
Journal, making editorial use of this new capacity, will appear beginning April 9.

From that date, the Journal will include a new section, "Personal
Journal," which will appear each Tuesday, Wednesday and Thursday. (The Journal will thus be a four-section paper nearly every day, with Weekend Journal on Friday and one of our Special Reports or investment reviews on most Mondays.)

Personal Journal is designed to help our readers-both current and prospective-cope better with what we call the "business of life," or what one of my colleagues refers to as the "second shift" we all face when our workday is done. Among the subjects Personal Journal will address will be personal finance and investing, travel, health and family concerns, automobiles and consumer electronics.

Personal Journal will not be a soft, feature-oriented package, but rather a news section, playing off current developments, but focusing on their personal business relevance. We are confident, based in part on substantial research with existing and prospective readers, that it will have very significant reader appeal.

- Overall, we think the changes we're making in the Journal will also be very attractive to both new and traditional advertisers. We'll have more capacity for increasingly-popular color creative, but also significantly greater flexibility in displaying those ads, including new color positions and sizes.

We think the upshot of this will be to encourage a number of black and white advertisers to upgrade to color, for which we charge a premium. We also see opportunities to appeal to new advertising categories, just as we have done successfully with Weekend Journal, and we look forward to making the most of that. Rich will be talking briefly later to the financial implications of all of this.

- In addition to Personal Journal, we'll also be using our new color capabilities, and the opportunity they've afforded us, to make some organization and design changes in the publication. Most of these are aimed at making the Journal even easier for readers to navigate.




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- And, we will, for the first time since before the Second World War, be making changes to the format of The Wall Street Journal's front page. That page will, for the first time, make use of color.

Now, we're not prepared, at this point, to show you what the new
Journal front page will look like. But I know that this audience always appreciates the inside scoop-and I think I can share some with you today without violating Reg FD.

Here are a few of the designs we considered for the new front page.
(click)

We won't be using these. (click)
As attractive as that idea might be. (click)
But they do represent the evolution of our thinking. (click)
So stay tuned.  April 9.

Of course, the first tier of our strategy is not confined to growing The Wall Street Journal.

At the Online Journal, you've heard us talk for some time about what we call "J 2.0", the next-generation version of the Online Journal.

J 2.0 will debut January 28, and today I want to take a few minutes to show you what gives us such confidence that it will be worth the wait-- and well worth the investment we've made, most of it in new systems architecture.

The Wall Street Journal Online was launched just over five years ago. We were determined, from the outset, to produce a product so valuable to customers that they would be willing to pay value for it. People scoffed- at the height of the bubble, in 1999 and early 2000, some hooted.

But the product got better and better, and the number of subscribers grew and grew. At September 30, it had grown to 609,000.
And some of the very people who made fun of us for charging readers are now scrambling to figure out how they can stop giving their content away, how they can convince you that they're not entirely dependent on advertising.

While they struggle with that, we're moving ahead, to a new Online Journal that's easier to navigate, and less tied to the print metaphor.

The new Online Journal permits a user to personalize the site's front page-to have the best of both worlds of the web. That is, an Online Journal reader will now see, on the site's first screen, both our editors' celebrated judgment of "What's News" and readers' own selections of stories, companies and quotes they want to track.

Moreover, the new site will permit this sort of personalization to be modified on the fly, to add a topic of new interest while reading about it.




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And even non-personalized news content will be presented in greater context, with stock quotes and related content more closely linked to, and displayed with, current news articles.

Beyond new functionality and improved systems, we're also constantly improving the already-world class team at the Online Journal. Just yesterday, we announced that we've recruited Dave Kansas, former editor of theStreet.com, back to the Journal family as deputy managing editor of WSJ.com, focusing on money, investing and personal finance.
We'll also be aggressively promoting the improved Online Journal.


Earlier this year we launched a print house ad campaign to explain the complementary benefits of using both the print and online Journals.
Now we're adding to that a new direct-response television campaign that emphasizes that The Wall Street Journal Online is the premier business site, the only one business users really need. Here's a look:

(WSJ.com 60-second ad)

I said earlier that our growth strategy isn't limited to print; it also isn't limited to The Wall Street Journal franchise. I want to take just a few more minutes this morning to outline for you some steps we're taking to create more shareholder value at our Ottaway community newspapers unit.

This summer, in conjunction with our three-year planning process, we looked hard at Ottaway Newspapers.

As you probably know, we took steps at Ottaway over the past several years, mostly on the cost side, to grow margins. We succeeded, and Ottaway today has margins as good or better than most of its leading competitors. Its revenue also grew a healthy 8% last year and has shown only small declines in this difficult year.

Some have suggested that Ottaway be sold, but we think it's become even clearer through the most recent stage of the economic cycle that our community newspapers are an excellent diversification of our portfolio of businesses, and a strong and dependable source of cash flow.

But we've concluded that taking Ottaway to the next level will require some strengthening of its own portfolio of properties. On a net basis, we'd expect to be a modest buyer over the years just ahead. But we will be buying papers that leverage off our existing holdings.
We think we can also move to upgrade our holdings through swaps, many of them based on geographic contiguousness, with owners of other community newspapers.

We've recently initiated a process aimed at producing such swaps by offering several of our 20 daily papers through a leading industry broker. The first step in this two-phase process involves asking selected newspaper companies to show a level of interest, which could be expressed through an offer to buy, an offer to swap, or an offer to




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sell a neighboring property to Ottaway.  In a few weeks we will enter the second phase of the process, which will involve reviewing the submissions and beginning to negotiate a transaction or transactions.

Thus, I want to forewarn you that it is possible that we will be a net seller of a few community papers in the short run. But that is not our aim, and not our strategy.

So, there you have it: three significant new initiatives in pursuit of organic growth opportunities. Three ways in which, while attention was fixated on short-term problems, we've been working on long-term solutions. These three form an integral part of a larger corporate strategy for Dow Jones in 2002, and beyond. We look forward to unveiling that complete strategy at a meeting with many of you late next month.

With that for now, I'll turn the podium over to Rich Zannino, and then he, Gordon Crovitz and I will be happy to take your questions.








































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Information Relating To Forward-Looking Statements

This transcript contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to: the impact of the worsening economy and the events of September 11th on an already weak advertising market, particularly in the financial and technology segments; world political, global business, economic and stock market conditions, and the negative impact of economic downturns and consolidation in the financial services industry on sales of the company's products and services and advertising; the company's ability to limit and manage expense growth without harming its growth prospects; the extent to which the company is required to perform under the guarantee to Cantor Fitzgerald Securities and Market Data Corporation, and other uncertainties relating to liability under this guarantee; the intense competition the company's products and services face in the markets for financial news and information and advertising revenues from newspapers, specialized magazines, free and paid Internet publications and services, financial television programming and other new media; with respect to Newswires, the impact of consolidations and weakening business conditions in the financial services industry and the decline in equities markets; with respect to Newswires, the extent and impact of delays and difficulties that would be encountered in a migration process resulting from the sale of Bridge and Telerate; the company's ability to leverage its brands to develop new business opportunities and to generate advertising and other revenues from these products; the company's ability to achieve strategic alliances; with respect to the company's community newspapers business, its ability to maintain or grow margins and to strengthen its portfolio of newspaper properties through acquisitions and dispositions; the degree to which the company's new Personal Journal is able to generate new advertising revenues; WSJ.com's ability to increase its revenues in light of its paid subscription model; rapid technological changes and frequent new product introductions prevalent in electronic publishing; the company's ability to expand production and service capacity for electronic publishing products on a timely basis to support growth of operations and user traffic; the amount of user traffic on the company's Internet sites and the pricing of advertising on Internet sites generally; potential increased regulation of on-line businesses; the company's ability to increase its circulation and advertising revenues from its international print publications, given competition from local publications and from other international publications; the company's ability to achieve and maintain a diversified advertising base for its print publications; any delays that could occur in expanding the company's newspaper page and color printing capacity, which could result in future insufficient capacity to carry advertisements; adverse developments relating to the company's commitments, contingencies and equity investments; cost of newsprint; and such other risk factors as may have been or may be included from time to time in the company's reports filed with the Securities and Exchange Commission.






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